August 23, 2023

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE

Washington, DC 20549

Re:	StoneBridge Acquisition Corp.
Registration Statement on Form F-4
Filed June 26,2023
File No. 333-272915

Ladies and Gentlemen:

On behalf of our client, StoneBridge Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated July 25, 2023, relating to the Company’s Registration Statement on Form F-4 filed via EDGAR on June 26, 2023.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Form F-4 (the “Amendment No. 1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Registration Statement on Form F-4 filed June 23, 2023

Risk Factors

“Failure to secure the Transaction Financing and/or equity line of credit could have a material adverse effect on the business…”, page 100

1.	Please expand this risk factor to specifically state that if the SPAC is unable to consummate the transaction financing and/or equity line of credit, the SPAC may lack funds to consummate business combination and the risk that completion of the Business Combination is conditioned on the satisfaction to secure the Transaction Financing and/or equity line of credit.

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor on page 101 of Amendment No.1 to specifically state that (i) securing the Transaction Financing and/or equity line of credit is a condition to completing the Business Combination, and accordingly, failure of the Company to secure the Transaction and/or equity line of credit may prevent consummation of the Business Combination and (ii) failure to secure the equity line of credit could have a material adverse effect on the business, operations and financial performance of the combined entity subsequent to the Business Combination.

The Business Combination Proposal

The Reorganization, page 141

2.	We note that subsequent to the consummation of the of the Business Combination, “PubCo” will undergo a reorganization pursuant to which DigiAsia will convert the CLAs into shares of PT DAB, such that, following such conversion, DigiAsia will hold 99.9999% of the entire issued capital of PT DAB. Please clarify whether the conversion will result in the consolidation of PT DAB as a voting interest entity. Tell us what the effect of this conversion, as well as other changes, will have on the amount of the non-controlling financial interest. In addition, tell us how you will account for the reorganization and whether pro forma information should be provided.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 142, 244 and 246 of Amendment No.1 to clarify that the conversion will result in the consolidation of PT DAB as a voting interest entity and to discuss the effect of such conversion and, as well as other changes, on the amount of non-controlling interest. In addition, the unaudited pro forma financial information has been updated to reflect changes resulting from conversion of instruments from debt to equity. Please refer to the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for additional details.

StoneBridge’s Board of Directors’ Reasons for the Approval of the Business Combination, page 144

3.	We note that as part of your disclosure of the factors relied upon by StoneBridge’s Board of Directors when approving the Business Combination, you refer to Adjusted EBITDA and cash flow. Please revise your disclosure to identify these measures as non-GAAP. In addition, please expand your disclosure to provide a more detailed discussion of how the Adjusted EBITDA was calculated.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 39 and 146-147 of Amendment No.1 to remove the positive factor that referenced “cash flow profile” and “Adjusted EBITDA.”

Certain Prospective Financial Information of DigiAsia, page 146

4.	Please disclose the material assumptions underlying the projections for Total Expenses. If material, disclose projected operating and other expenses. Refer to Item 10(b)(3)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 149-150 of Amendment No.1 to disclose the material assumptions underlying the projections for Total Expenses.

5.	We note that your disclosure regarding DigiAsia’s initial projections for the fiscal year ending December 31, 2023 includes non-GAAP measures such as total forecasted revenue and EBITDA. Please revise to further quantify each material assumption that formed the basis for the initial projections. In addition, please disclose the reasons management believes these non-GAAP measures provide useful information to investors.

Response: In response to the Staff’s comment, the Company has revised its disclosure under the heading “Certain Prospective Financial Information of DigiAsia” of Amendment No.1 to further quantify the material assumptions that formed the basis for the initial projections, remove “forecasted” from “Total Revenue,” identify EBITDA as a non-GAAP measure and provide a cross-reference to the detailed discussion of, among other things, the calculation, reasons for the usage, and limitations, of EBITDA set forth under the section titled “DigiAsia’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures” in Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2023, page 182

6.	The additional paid-in capital of $19,714,571 for StoneBridge on the Unaudited Pro Forma Condensed Balance Sheet should reconcile to the additional paid-in capital of $0 as presented on your Interim Unaudited Condensed Consolidated Balance Sheets on page F-24. Please revise.

Response:

The management of the Company has reviewed the Unaudited Pro Forma Condensed Balance Sheet in response to the Staff’s comment and respectfully notes that the additional paid-in capital of $19,714,571 relates to DigiAsia and is not attributable to the financial statements of StoneBridge. As a result, the Company respectfully submits that there is no revision required in the financial information in order to address the Staff’s comment.

7.	Please present the historical basic and diluted per share amounts based on continuing operations attributable to the controlling interests and the number of shares used to calculate such per share amounts on the face of the pro forma condensed statement of operations. Refer to Rule 11-02(a)(9)(i) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 188 to 189 of Amendment No.1 to include the historical basic and diluted per share amounts based on continuing operations attributable to the controlling interests and the number of shares used to calculate such per share amounts on the face of the pro forma condensed statement of operations.

DigiAsia's Business, page 206

8.	We note your disclosure on page 61 and on pages F-51 and F-72, that the API revenues from one major customer accounted for approximately 87% and 92% of your total revenue for the years ended December 31, 2022 and 2021, respectively, and that such arrangements are protected through multi-year contracts. Given that API sales accounted for a substantial majority your revenue, identify this major customer, disclose that material terms of the agreement with that customer including any termination provisions, and file agreement contract as an exhibit or tell us why it is not required. Additionally, tell us whether any material contractual rights may be triggered as a result of the business combination.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 62, 233 and 259 of Amendment No.1 to disclose, or provide a cross-reference to the disclosure of, the material terms of the agreement with the major customer and clarify that no material contractual rights will be triggered as a result of the Business Combination.

The management of DigiAsia respectfully states that the key customer in question (i) has diversified revenue streams providing software-as-a-service (“SaaS”)-based offerings, aggregating various digital products and services to distributors and their merchants, (ii) has been running its business operations successfully for over 10 years and (iii) has built a credible reputation with merchants on its platform. DigiAsia offers its services by way of APIs which enable merchants on the customer’s platform to carry out their business on a day-to-day basis, in a faster, more robust, efficient and secure manner including the ability to settle transactions and payments using several digital mechanisms. DigiAsia has been receiving payments remittances against its revenue from the customer on a timely basis and the contract with the customer is for a term of 10 years commencing from June 2, 2020, with the possibility of termination only (i) through the mutual consent of both parties or (ii) by either party, in the event of the bankruptcy, insolvency and/or liquidation of the major customer. There has not been any instances of material breaches or security issues since the commencement of the agreement that has warranted a threat of termination.

DigiAsia periodically conducts third-party penetration testing and audits to limit any potential security threats to DigiAsia’s system that may impact the key customer’s operations and revenues derived from it. Further, should the customer close its business operations, DigiAsia has the right to continue the existing connectivity to the existing merchants on the customer’s platform who are driving the revenue and DigiAsia will be able to replace the gateway either on its own or through another third party. While there may be certain costs involved in the re-onboarding of these merchants, due to the existing services offerings provided, DigiAsia does not view these costs as material. Further, there may be a short-term impact on revenues while the merchants are being migrated to DigiAsia’s or another third party’s system. Additionally, given that DigiAsia also onboards its own acquired merchants on the customer’s platform with whom they have direct relationships, and such merchants contribute to a significant percentage of the overall merchant base of the customer, even if the customer ceases to be a client of DigiAsia, DigiAsia considers that the impact on loss of merchants and end-users will be limited and, consequently, the impact on DigiAsia’s revenue will be limited as well.

The customer is obligated to settle its dues owed to DigiAsia as per agreed terms, from the date of the API hit, failing which DigiAsia can suspend its services and the contract further elaborates the mechanism through which the customer may remediate its actions by way of clearing all receivables of DigiAsia. The customer’s dependency on DigiAsia’s solutions is high, as identifying an alternative solution to seamlessly migrate to another platform as well as obtaining merchant consents individually to migrate to another software or solution involves tedious tasks and can cause significant disruption of operations for the distributors and merchants, which acts as a detriment for the customer to identify any alternative solution provider for the services rendered by DigiAsia to them.

Further, the customer has a fairly large customer base consisting of hundreds of various distributors and merchants, with the number increasing each year. The services offered by DigiAsia in the form of APIs are availed of by the customer to enable further offering of its products and services to distributors and merchants. As a result, the management of DigiAsia believes that although there is concentration risk towards a single customer, it does not pose any significant threat to continue DigiAsia’s operations as a going concern

Given the competitiveness and dynamics of the Indonesian market, price sensitivity is an important business driver to choose a service provider such as DigiAsia. Accordingly, even if competitors may provide less comprehensive or less robust and reliable services and offerings, there exists the possibility of competitors trying to significantly undercut DigiAsia’s pricing, to capture the customer’s business, just by the disclosure of the name of the customer, and create additional competition and pricing pressure for DigiAsia, should the client’s name be disclosed. DigiAsia’s management respectfully posits that disclosing the name of the customer would cause irreparable harm to its competitive position, business, operations and financial condition. Further, DigiAsia’s management respectfully submits that the summary of services and solutions being rendered to the customer and description of other material terms of the agreement with the customer set forth in Amendment No. 1 adequately covers the relationship with the customer and that providing the agreement as an exhibit to the registration statement will not provide additional pertinent information to investors with respect to the services and solutions being provided to the customer and is not necessary for the protection of investors.

Intellectual Property, page 234

9.	Please expand your disclosure to provide additional description of your patent portfolio. For each material patent and patent application, disclose the scope and technology of each, the type of patent protection, jurisdiction, and expiration dates. Consider including tabular disclosure for ease of use.

Response: DigiAsia does not currently have any issued patents or pending patent applications. In response to the Staff’s comment, the Company has revised its disclosure on page 242 of Amendment No.1 to clarify that DigiAsia does not currently have any issued patents or pending patent applications.

DigiAsia's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 248

10.	You indicate that you believe DigiAsia's management effectively manages their key performance metrics. However, you do not identify any key performance indicators or quantify any of those metrics in your prospectus. Please revise where appropriate to provide and quantify the material key performance indicators DigiAsia's management uses in evaluating their business operations.

Response: In response to the Staff’s comment, the Company has revised its disclosure under the section titled “DigiAsia’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Amendment No.1 to provide and quantify certain material key performance indicators DigiAsia's management uses in evaluating DigiAsia’s business operations.

Results of Operations

Revenues, page 252

11.	You disclose that the increase in API service revenue of 38.2% in 2022 was driven by an increase in API hits. Additionally, you disclose on page 147 that DigiAsia expects to achieve more than 7.0 billion API hits for the fiscal year ending December 2023 resulting in a total forecasted revenue of $100.19M. Please tell us whether you consider API hits to be a key performance indicator and metric and what consideration was given to quantifying these amounts as part of the discussion on the impact to revenue. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 263 to 264 of Amendment No.1.

Liquidity and Capital Resources, page 253

12.	Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(b)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 265 of Amendment No.1 to provide the requested information.

DigiAsia Relationships and Related Party Transactions, page 272

13.	We note your disclosure that during the year ended December 31, 2021, DigiAsia entered into a joint venture agreement and acquired 24.90% ownership share in PT Platform Prabayar Nusantara for a consideration of $52,320. Please revise your disclosure to include additional information about the type of business PT Platform Prabayar Nusantara is involved in and the directors or officers that oversee the operations of the company. Additionally, discuss how the acquisition of the company aligns with DigiAsia’s line of business and future growth opportunities.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 284 of Amendment No.1 to provide the requested information.

DigiAsia Audited Financial Statements

Notes to Consolidated Financial Statements

Business concentration risk - Major customer, page F-51

14.	You disclose that "The Company has one major customer that accounted for approximately 87% and 92% of the revenue for the years ended December 31, 2022, and December 31, 2021 respectively". Please tell us what consideration you gave to providing financial statements of your customer due to its significance. Those financial statements may be necessary to reasonably inform investors about your financial position, results of operations and/or cash flows. You should also consider whether financial or other information about the significant customer is necessary under other disclosure requirements. Generally, known trends, demands, commitments, events and uncertainties related to customers, whether affiliated or unaffiliated, that are reasonably likely to have a material effect on you should be identified, quantified and analyzed by the company’s management in its MD&A.

Response: DigiAsia’s management respectfully submits, that the customer has confirmed that it has been profitable for at least its most recent two fiscal years and that it has sufficient capital and resources to continue its business as a going concern. Further, the management of the DigiAsia understands that the customer is profitable and has a positive cash flow with no significant debts, and that their variable expenses are higher compared to their fixed expenses and such fixed expenses are not significant compared to their total expenses. The customer has diversified revenue streams by providing SaaS-based offerings, aggregating various digital products and services to distributors and their merchants, and has been running its business operations successfully for about 10 years and has built a credible reputation with merchants on its platform. Further, DigiAsia has been receiving payment with respect to its revenue from the customer on a timely basis and the contract with the customer is for a term of 10 years starting in June 2020, with the option to extend the term mutually. Due to confidentiality and business competitiveness considerations, the management of DigiAsia respectfully submits that it is unable to disclose other details about such customer. However, DigiAsia is aware that the customer itself has, in turn, a fairly large customer base in the form of various distributors and merchants. The services offered by DigiAsia in the form of APIs are availed of by the customer to enable further offering of its products and services to distributors and merchants. Further, the customer’s dependency on DigiAsia’s solutions is high, since identifying an alternative solution to seamless migrate to another platform as well as obtaining merchant consents individually to migrate to another software/solution are tedious tasks and can cause significant disruption of operations for the distributors and merchants. Further, DigiAsia further supports the customer by onboarding their acquired merchants onto the customer’s platform, whereby DigiAsia has direct relationships and connectivity to these acquired merchants, hence, if required, DigiAsia would be able to either onboard these acquired merchants to another platform or directly onto their own platform. As a result, DigiAsia’s management believes that although there is concentration risk towards a single customer, it does not pose any significant threat to continue DigiAsia’s operations as a going concern.

n. Revenue Recognition and Contract Assets and liabilities, page F-55

15.	You disclose that the Group derives its revenues from digital services, and a majority of the Group’s revenues are generated through Application Programming interface (API) services. Please clarify whether these services are accounted for as a single performance obligation or multiple performance obligations in your sales arrangements. For arrangements with multiple performance obligations, clarify how you determine the transaction price and how you allocate the transaction price to each performance obligation. Refer to ASC 606-10-50-12 and ASC 606-10-50-20.

Response: In response to the Staff’s comment, the Company clarifies that the revenues generated through API services are accounted as a single performance obligation in accordance with the guidance under 606-10-25-14 through 25-22. “API Service” is a distinct service identified in the agreement with the customer.

16.	You disclose that a performance obligation may be satisfied at a point in time or over time and only the commission income is included within revenue when the Group acts as an agent for selling services. Please identify the revenue stream or offering where you concluded that you are the agent. Further, please tell us how you concluded that you are the principal in each of the other revenue offerings. Refer to ASC 606-10-55-36 and 55-40.

Response: In response to the Staff’s comment, kindly refer to the below evaluation of revenue streams wherein DigiAsia acts as a principal and as an agent in terms with the guidance under ASC 606 (“Revenue from Contracts with Customers”):

Revenue streams:

1.	Peer to Peer lending: DigiAsia acts as a facilitator providing a digital platform for provision of loan facility between the lender and the borrower in exchange for a consideration in the form of commission and platform fee respectively. DigiAsia assumes no credit or collection risk in the transactions between lender and borrower and merely acts as an intermediary to the transaction. The only risk DigiAsia carries is to the extent of its commission and platform fee. Accordingly, DigiAsia recognizes its commission and platform fee as revenue.

2.	API: DigiAsia provides solutions comprising of technology and application programming interface to customer(s). DigiAsia is paid a fixed fee per API call/hit from the utilization of the platform by customers. DigiAsia acts as a principal to the API service being provided by it on the platform transaction as no third party in involved in the providing the API service. DigiAsia recognizes API Service fee as revenue.

3.	Digital payments: DigiAsia provides electronic payment service to other application(s) owned by third parties engaged in merchandising business solutions using Electronic Money Service. Such service is provided for a consideration which is primarily in the form of a fixed fee on each successful transaction (per transaction fee). DigiAsia acts as a principal in providing Electronic Money Service to the customer and recognizes its fee charged from customers as revenue.

4.	Remittances: DigiAsia acts as an intermediary in enabling remittance between the sender and the recipient. The contract for such service is between DigiAsia and the “primary obligor” (which is a money transfer service provider) towards the sender, wherein DigiAsia collects customer’s money and makes it available for payment to designated person(s) as requested by the sender either through by itself or through its network of channel agents for a compensation as per the terms put forth in the agreement between DigiAsia and the “primary obligor”. DigiAsia acts as a representative i.e., agent of money transfer service providers.

Particulars	Revenue streams
	Peer to Peer lending	API	Digital payments	Remittances
Whether principal or agent to the transaction	Agent	Principal	Principal	Agent
Principal vs agent considerations
1. Is a third party involved in providing the promised good or service to the customer? (606-10-55-36)	In this case, third party is involved in providing loans to the borrowers.	No third party is involved in this case and DigiAsia fulfils the obligations to the customers.	No third party is involved in this case and DigiAsia fulfils the obligations to the customers.	Third party is involved in the settlement of amounts between sender and the recipient.
2. Is the good or service identified in the contract? (606-10-55-36A)	Yes, services are identified- these are primarily related to facilitating the transaction between the lender and the borrower.	Yes, services are identified- these are primarily related to offering APIs for enabling seamless transactions for its customers.	Yes, services are identified- these are primarily related to providing digital payment services.	Yes, services are identified- these are primarily related to facilitating the money transfer between the sender and the recipient.
3. Does the entity control the specified service before it transfers the service to the customer? (606-10-55-36A)	DigiAsia acts only as a facilitator in the transaction. Services to the extent of facilitation of transaction between the lender and the borrower are controlled by DigiAsia.	DigiAsia controls the services pertaining to API offering.	DigiAsia controls the digital payment services.	DigiAsia acts only as an intermediary for enabling remittance from the sender to the recipient.
When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any one of the following: (606-10-55-37A)

a. A good or another asset from the other party that it then transfers to the customer.	Yes	Not applicable	Not applicable	Yes
b. A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf.	Not applicable	Not applicable	Not applicable	Not applicable

c.     A good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer. For example, if an entity provides a significant service of integrating goods or services (see paragraph 606-10-25-21(a)) provided by another party into the specified good or service for which the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer.

	Not applicable	Not applicable	Not applicable	Not applicable
Indicators of control (606-10-55-39)
a. The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.	DigiAsia is a facilitator and charges a consideration on the transaction struck between the lender and the borrower. Its primary responsibility is only to facilitate the transaction.	DigiAsia is primarily responsible for providing API services on platform.	DigiAsia is primarily responsible for providing electronic money service to the customer and to execute such transaction.	DigiAsia is a service provider to the extent of ensuring that the funds remitted by the sender are received by the recipient and charges a consideration for such services only.

b. The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.	DigiAsia does not carry any inventory risk under these services. Even in case of any default by borrower, the lender assumes the credit or collection risk and DigiAsia assumes the risk only to the extent of its commission.	Whilst there is no inventory involved in this transaction, in case of default of payment by the customers, DigiAsia assumes the entire credit/ collection risk.	Whilst there is no inventory involved in this transaction, in case of default of payment by the customers, DigiAsia assumes the entire credit/collection risk.	DigiAsia does not carry any inventory risk under these services.
c. The entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.	DigiAsia exercises discretion only to the extent of charging its commission. The other terms like tenor of the borrowing, interest rate, etc. is agreed between the lender and the borrower separately.	The consideration towards API service is mutually agreed between DigiAsia and its customer.	The consideration towards the electronic money service is mutually agreed between DigiAsia and its customer.

DigiAsia exercises discretion only to the extent of charging its commission. The other terms relating to delivery of money are separately agreed between remitter and the money transfer service provider.

If another entity assumes the entity's performance obligations and contractual rights in the contract so that the entity is no longer obliged to satisfy the performance obligation to transfer the specified good or service to the customer (that is, the entity is no longer acting as the principal), the entity should not recognize revenue for that performance obligation. Instead, the entity should evaluate whether to recognize revenue for satisfying a performance obligation to obtain a contract for the other party (that is, whether the entity is acting as an agent).

(606-10-55-40)

	Not applicable	Not applicable	Not applicable

DigiAsia is primary obligor towards money transfer service providers. DigiAsia may choose to engage other agents/ sub-agents to ensure delivery of money to the designated recipient but it does not absolve DigiAsia from its obligation towards its customer, that is, DigiAsia is responsible for fulfilment of the promise in the contract with money transfer service providers.

General

17.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company is providing the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). In the event the Company makes additional presentations in reliance on Section 5(d) of the Securities Act, it undertakes to provide the Staff with copies of such additional written materials on a supplemental basis.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc: Bhargav Marepally, Chief Executive Officer, StoneBridge Acquisition Corporation